February 6, 2015

Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
100 F Street N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed March 31, 2014
File No. 001-12107

Dear Ms. Jenkins:

This letter sets forth the responses of Abercrombie & Fitch Co. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated January 27, 2015 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended February 1, 2014 (the “Form 10-K”), which was filed March 31, 2014, and the Company’s January 23, 2015 Response to your letter dated January 8, 2015. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s January 27, 2015 letter.

Form 10-K for the Fiscal Year Ended February 1, 2014

General

1.
You state on page 2 of Exhibit 21.1 to the 10-K that your subsidiaries include a joint venture 51% owned by Majid Futtaim Fashion LLC. The Majid Al Futtaim website indicates that Majid Al Futtaim Holdings is the indirect parent of Majid Al Futtaim Fashion LLC and indirectly has stores located in countries in the Middle East including Syria.

Syria is designated by the Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, if any, whether through subsidiaries, affiliates, partners, resellers, joint ventures or other direct or indirect arrangements. You should describe any products, information or technology you have provided to Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Syrian government or entities it controls.

In response to the Staff’s comment, the Company hereby advises the Staff that the Company does not have any past, current or anticipated contacts with Syria, including through subsidiaries, affiliates, partners, resellers, joint ventures or other direct or indirect arrangements.

The joint venture referenced at page 2 of Exhibit 21.1 to the 10-K (“JV Agreement”) relates to an agreement between the Company and Majid Al Futtaim Fashion LLC (“MAF Fashion”) to cooperate to establish and operate Company-branded retail fashion stores in the United Arab Emirates of Dubai and Abu Dhabi. The Company also entered into a Joint Operation Agreement with MAF Fashion (“JO Agreement”) on October 16, 2014, to establish and operate Company-branded retail fashion stores in Kuwait.

For both the JV Agreement and JO Agreement, the rights and obligations therein relate only to the establishment of physical stores in the designated territories (UAE and Kuwait). Neither agreement provides any authority for any operations outside either the UAE or Kuwait.

2.
Please discuss the materiality of any contacts with Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

As described in the response to Comment 1, the Company does not have any contacts with Syria. For each of the last three fiscal years, through January 31, 2015, and for the interim period through the date of this letter, the Company has not recognized revenue from Syria, has no assets in Syria and has no liabilities associated with Syria.

I hope that the foregoing is responsive to the Staff’s comments. In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (614) 283-6400.

Very truly yours,

/s/ Joanne C. Crevoiserat

Joanne C. Crevoiserat
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.

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